UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 18, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 18 February 2026 entitled ‘Vodafone sells stake in VodafoneZiggo’.

18 FEBRUARY 2026 | LONDON, UK

Vodafone sells stake in VodafoneZiggo to Liberty Global

● Vodafone has agreed to sell its 50% stake for €1.0 billion in cash and a 10% stake in the new Ziggo Group, which will own 100% of VodafoneZiggo and Telenet
● Potential for further value creation through the planned spin-off of shares to Liberty Global's shareholders and the listing of Ziggo Group in Amsterdam in 2027
●  Vodafone will provide certain services, including brand licensing, to VodafoneZiggo for a total of €625 million over the next 10 years

Vodafone Group Plc ("Vodafone") announces that it has agreed to sell its 50% interest in VodafoneZiggo Group Holding B.V. ("VodafoneZiggo") to Liberty Global plc ("Liberty Global") for €1.0 billion in cash and a 10% shareholding in a soon-to-be-formed Benelux entity ("Ziggo Group"), which will own 100% of both VodafoneZiggo and Liberty Global's Belgian subsidiary, Telenet Group Holding ("Telenet")1, (the "Transaction").

The cash consideration of €1.0 billion values VodafoneZiggo at 7.1x EV / CY2025 Adjusted EBITDA and 14.2x EV / CY2025 OpFCF2.

Liberty Global's intention is to spin-off its 90% stake in Ziggo Group to existing shareholders and list 100% of Ziggo Group on Euronext in Amsterdam in 2027. Vodafone has the option to sell its 10% shareholding in Ziggo Group to a third party should a spin not occur within 18 months after completion.

Liberty Global expects Ziggo Group will benefit from financial and operational synergies.

Vodafone and Liberty Global have also agreed that Vodafone will continue to provide certain services, including brand licensing, to VodafoneZiggo (the "Group Services") with expected charges of €625 million over the next 10 years.

Margherita Della Valle, Chief Executive of Vodafone Group, commented: "We're pleased to have agreed the sale of our 50% share in VodafoneZiggo at an attractive valuation. This transaction delivers €1 billion in cash to Vodafone, and we have the potential for further value creation through our 10% stake in Ziggo Group, a business with greater scale."

The Transaction is subject to the receipt of customary approvals and regulatory clearances and is expected to complete in the second half of 2026.

                                                                                                                               <ENDS>

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations: investors.vodafone.com ir@vodafone.co.uk
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Footnotes

1.   Excluding the economic benefit of 50% of Telenet's shareholding in the fibre-to-the-home network infrastructure vehicle Wyre B.V., which will be retained by Liberty Global.

2.   Valuation multiples reflect the below values for VodafoneZiggo for the 12-month period ending 31 December 2025.

Adjusted EBITDA*	€1.75bn
Capex	€0.87bn
Adjusted OpFCF**	€0.88bn
Enterprise Value ("EV") Net Debt	€12.43bn €10.43bn
EV / Adjusted EBITDA	7.1x
EV / Adjusted OpFCF	14.2x

*Adjusted EBITDA, as defined by VodafoneZiggo, is defined as net earnings (loss) before net income tax benefit (expense), other non-operating income or expenses, net gains (losses) on debt extinguishment, net foreign currency transaction gains (losses), net gains (losses) on derivative instruments, net interest expense, depreciation and amortization, share-based compensation, provisions and provision releases related to significant litigation and impairment, restructuring and other operating items. Other operating items include (i) gains and losses on the disposition of long-lived assets, (ii) third-party costs directly associated with successful and unsuccessful acquisitions and dispositions, including legal, advisory and due diligence fees, as applicable, and (iii) other acquisition-related items, such as gains and losses on the settlement of contingent consideration.
**Adjusted OpFCF is defined as Adjusted EBITDA less P&E additions. P&E Additions is defined by VodafoneZiggo as including capital expenditures on an accrual basis, amounts financed under vendor financing or finance lease arrangements and other non-cash additions.

About VodafoneZiggo

VodafoneZiggo is a leading telecoms operator in the Netherlands, providing mobile and fixed line services to both consumer and business customers.

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 230 million connections globally, and we provide financial services to around 94 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 18, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary